UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                              The Right Start, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   766574-10-7
                                 (CUSIP Number)

                             Walter H. Stowell, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                        125 High Street, Boston, MA 02110
                                 (617) 248-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 30, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



---------------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                  SCHEDULE 13D

------------------------------------------
CUSIP NO.     766574-10-7
------------------------------------------


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      Edward L. Cahill
                                      SSN:  ###-##-####
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                      AF

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     908,333
         OWNED BY
                             -------- ------------------------------------------
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        908,333

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      908,333

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (See Instructions)

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      9.6%

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON  (See Instructions)
                                      IN
---------- ---------------------------------------------------------------------




                                  SCHEDULE 13D

------------------------------------------
CUSIP NO.     766574-10-7
------------------------------------------




---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      David L. Warnock
                                      SSN: ###-##-####
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                      AF

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     908,333
         OWNED BY
                             -------- ------------------------------------------
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        908,333

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      908,333

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (See Instructions)

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      9.6%

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON  (See Instructions)
                                      IN





                                  SCHEDULE 13D

------------------------------------------
CUSIP NO.     766574-10-7
------------------------------------------




---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Cahill, Warnock Strategic Partners, L.P.
                                      IRSN:  52-1970604
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                      AF

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                      Delaware Limited Partnership

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     908,333
         OWNED BY
                             -------- ------------------------------------------
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        908,333

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      908,333

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (See Instructions)

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      9.6%

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON  (See Instructions)
                                      PN




                                  SCHEDULE 13D

------------------------------------------
CUSIP NO.     766574-10-7
------------------------------------------


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Cahill, Warnock Strategic Partners Fund, L.P.
                                      IRSN:  52-1970619
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [X]
                                                                      (b) [ ]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                      WC

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                      Delaware Limited Partnership

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     908,333
         OWNED BY
                             -------- ------------------------------------------
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        908,333

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      908,333

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (See Instructions)

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      9.6%

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON  (See Instructions)
                                      PN







                                  SCHEDULE 13D

------------------------------------------
CUSIP NO.     766574-10-7
------------------------------------------


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      Cahill, Warnock & Company, LLC
                                      IRSN:  52-1931617
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                      AF

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                      Maryland Limited Liability Company

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     908,333
         OWNED BY
                             -------- ------------------------------------------
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        908,333

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      908,333

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (See Instructions)

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      9.6%

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON  (See Instructions)
                                      OO



                                  SCHEDULE 13D

------------------------------------------
CUSIP NO.     766574-10-7
------------------------------------------


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      Strategic Associates, L.P.
                                      IRSN:  52-1991689
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [X]
                                                                     (b) [ ]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                      WC

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                      Delaware Limited Partnership

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     908,333
         OWNED BY
                             -------- ------------------------------------------
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        908,333

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      908,333

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES (See Instructions)

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      9.6%

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON  (See Instructions)
                                      PN






         This Schedule 13D Amendment No. 2 is an amendment to the Schedule 13D (filed on October 21, 1996) and the Amendment No. 1 to Schedule 13D (filed on May 16, 1997) that were filed with the Securities and Exchange Commission (the "SEC") on behalf of Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), Cahill, Warnock Strategic Partners, L.P. ("Strategic Partners"), Strategic Associates, L.P. ("Strategic Associates"), Cahill, Warnock & Company, LLC ("Cahill, Warnock & Co."), Edward L. Cahill ("Cahill") and David
L. Warnock ("Warnock"). Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co., Cahill and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

         The Right Start, Inc., a California corporation, is referred to herein as the "Issuer."

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The information provided herein in this Item 3 amends and supplements the information previously disclosed in Item 3 in the Schedule 13D (filed October 21, 1996) and Amendment No. 1 to Schedule 13D (filed May 16, 1997) filed on behalf of the Reporting Persons.

         As previously reported in the Schedule 13D filed on behalf of the Reporting Persons on October 21, 1996, on October 11, 1996 Strategic Partners Fund acquired 2,842 units of 8% Convertible Debentures due May 31, 2002 for a total purchase price of $2,842,000. These debentures were originally convertible into 473,666.67 shares of the Issuer's Common Stock. Pursuant to a certain First Amendment to Convertible Debenture Purchase Agreement and Convertible Debenture, dated as of May 30, 1997 (attached hereto as Exhibit 2), these debentures became convertible into 710,500 shares of the Issuer's Common Stock. The working capital of Strategic Partners Fund was the source of funds for the debentures. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

         As previously reported in the Schedule 13D filed on behalf of the Reporting Persons on October 21, 1996, on October 11, 1996 Strategic Associates acquired 158 units of 8% Convertible Debentures due May 31, 2002 for a total purchase price of $158,000. These debentures were originally convertible into 26,333.33 shares of the Issuer's Common Stock. Pursuant to a certain First Amendment to Convertible Debenture Purchase Agreement and Convertible Debenture, dated as of May 30, 1997 (attached hereto as Exhibit 3), these debentures became convertible into 39,500 shares of the Issuer's Common Stock. The working capital of Strategic Associates was the source of funds for the debentures. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER:

         The information provided herein in this Item 5 amends and supplements the information previously disclosed in Item 5 in the Schedule 13D (filed October 21, 1996) and Amendment No. 1 to Schedule 13D (filed May 16, 1997) filed on behalf of the Reporting Persons.

         (a) Strategic Partners Fund is the record owner of 2,842 units of 8% Convertible Debentures due May 31, 2002 (the "Fund Debentures"). The Fund Debentures are convertible into 710,500 shares of the Issuer's Common Stock (the "Fund Conversion Shares"). In addition, Strategic Partners Fund is the record owner of warrants to purchase up to 150,100 shares of the Issuer's Common Stock (the "Fund Warrants"). The Fund Warrants are currently exercisable and expire on May 6, 2002.

         Strategic Associates is the record owner of 158 units of 8% Convertible Debentures due May 31, 2002 (the "Associates Debentures"). The Associates Debentures are convertible into 39,500 shares of the Issuer's Common Stock (the "Associates Conversion Shares"). In addition, Strategic Associates is the record owner of warrants to purchase up to 8,233 shares of the Issuer's Common Stock (the "Associates Warrants"). The Associates Warrants are currently exercisable and expire on May 6, 2002.

         Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the Fund Conversion Shares, the shares of Common Stock underlying the Fund Warrants, the Associates Conversion Shares and the shares of Common Stock underlying the Associates Warrants. As general partners of Strategic Partners Fund and Strategic Associates, respectively, Strategic Partners and Cahill, Warnock & Co. may be deemed to own beneficially the Fund Conversion Shares, the shares of Common Stock underlying the Fund Warrants, the Associates Conversion Shares and the shares of Common Stock underlying the Associates Warrants. As the individual general partners of Strategic Partners and as the members of Cahill, Warnock & Co., both Cahill and Warnock may be deemed to own beneficially the Fund Conversion Shares, the shares of Common Stock underlying the Fund Warrants, the Associates Conversion Shares and the shares of Common Stock underlying the Associates Warrants.

         Each of the Reporting Persons may be deemed to own beneficially 9.6% of the Issuer's Common Stock, which percentage is calculated based upon (i) 8,593,639 shares reported outstanding by the Issuer on May 6, 1997, and (ii) the number of shares (908,333) issuable upon conversion of the Fund Debentures, the Fund Warrants, the Associates Debentures and the Associates Warrants.

         (b) Number of shares of the Issuer's Common Stock as to which each such person has

                  (i)      Sole power to vote or direct the vote:

                           0 shares for each Reporting Person;

                  (ii)     Shared power to vote or direct the vote:

                           908,333 shares for each Reporting Person;

                  (iii)    Sole power to dispose or to direct the disposition:

                           0 shares for each Reporting Person;

                  (iv)     Shared power to dispose or to direct the disposition:

                           908,333 shares for each Reporting Person.

         Strategic Partners Fund disclaims beneficial ownership of all of the Associates Conversion Shares and shares of Common Stock underlying the Associates Warrants. Strategic Associates disclaims beneficial ownership of all of the Fund Conversion Shares and shares of Common Stock underlying the Fund Warrants. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim beneficial ownership of the Fund Conversion Shares, the shares of Common Stock underlying the Fund Warrants, the Associates Conversion Shares and the shares of Common Stock underlying the Associates Warrants.

         (c) Except as set forth herein, none of the Reporting Persons has effected any transaction in the Issuer's Common Stock since the Amendment No. 1 to Schedule 13D was filed on their behalf with the SEC on May 16, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         The information provided herein in this Item 6 amends and supplements the information previously disclosed in Item 6 in the Schedule 13D (filed October 21, 1996) and Amendment No. 1 to Schedule 13D (filed May 16, 1997) filed on behalf of the Reporting Persons.

         Pursuant to a certain First Amendment to Convertible Debenture Purchase Agreement and Convertible Debenture, dated as of May 30, 1997 (attached hereto as Exhibit 2) by and among Strategic Partners Fund and the Issuer, the conversion price applicable to the Fund Debentures was changed from $6.00 per share to $4.00 per share. As a consequence, the number of shares of Common Stock into which the Fund Debentures convert changed from 473,666.67 to 710,500 shares. In addition, this agreement provides that in the event of a change in control, as that term is defined therein, the Issuer must offer to repurchase the Fund Debentures from Strategic Partners Fund.

         Pursuant to a certain First Amendment to Convertible Debenture Purchase Agreement and Convertible Debenture, dated as of May 30, 1997 (attached hereto as Exhibit 3) by and among Strategic Associates and the Issuer, the conversion price applicable to the Associates Debentures was changed from $6.00 per share to $4.00 per share. As a consequence, the number of shares of Common Stock into which the Associates Debentures convert was changed from 26,333.33 to 39,500 shares. In addition, this agreement provides that in the event of a change in control, as that term is defined therein, the Issuer must offer to repurchase the Associates Debentures from Strategic Associates.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

         The information provided herein in this Item 7 amends and supplements the information previously disclosed in Item 7 in the Schedule 13D (filed October 21, 1996) and Amendment No. 1 to Schedule 13D (filed May 16, 1997) filed on behalf of the Reporting Persons.

         Exhibit 1 - Agreement regarding filing of joint Schedule 13D
         Exhibit 2 - First  Amendment  to  Convertible  Debenture  Purchase
                     Agreement and Convertible Debenture, dated as of May 30, 1997, by and among the Issuer and Strategic Partners Fund
         Exhibit 3 - First  Amendment  to  Convertible  Debenture  Purchase
                     Agreement and Convertible Debenture, dated as of May 30, 1997, by and among the Issuer and Strategic Associates

                                  SCHEDULE 13D


SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  June 6, 1997          /s/ Edward L. Cahill
                              --------------------
                              Edward L. Cahill


                              /s/ David L. Warnock
                              --------------------
                              David L. Warnock


                              CAHILL, WARNOCK STRATEGIC
                              PARTNERS FUND, L.P.

                              By:  Cahill, Warnock Strategic Partners,
                                      L.P., its Sole General Partner

                                   By: /s/ Edward L. Cahill
                                      ----------------------------------
                                       Edward L. Cahill, General Partner


                                   By: /s/ David L. Warnock
                                      ----------------------------------
                                       David L. Warnock, General Partner


                              CAHILL, WARNOCK STRATEGIC PARTNERS, L.P.

                              By: /s/ Edward L. Cahill
                                 ----------------------------------
                                  Edward L. Cahill, General Partner


                              By: /s/ David L. Warnock
                                 ----------------------------------
                                  David L. Warnock, General Partner


                             STRATEGIC ASSOCIATES, L.P.

                             By: Cahill, Warnock & Co., LLC, its
                                 sole General Partner

                                 By: /s/ Edward L. Cahill
                                    ------------------------
                                     dward L. Cahill, Member

                                 By: /s/ David L. Warnock
                                     ------------------------
                                     David L. Warnock, Member


                            CAHILL, WARNOCK & CO., LLC

                            By: /s/ Edward L. Cahill
                               -------------------------
                                Edward L. Cahill, Member


                            By: /s/ David L. Warnock
                               -------------------------
                                David L. Warnock, Member

                                                                       Exhibit 1
                                    AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of The Right Start, Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         Executed this 6th day of June, 1997.


                                /s/ Edward L. Cahill
                                ------------------------------------
                                Edward L. Cahill


                                /s/ David L. Warnock
                                ------------------------------------
                                David L. Warnock


                                CAHILL, WARNOCK STRATEGIC
                                PARTNERS FUND, L.P.

                                By:  Cahill, Warnock Strategic Partners, L.P.,
                                        its Sole General Partner

                                  By: /s/ Edward L. Cahill
                                  ----------------------------------
                                  Edward L. Cahill, General Partner


                                  By: /s/ David L. Warnock
                                  ----------------------------------
                                  David L. Warnock, General Partner


                                CAHILL, WARNOCK STRATEGIC PARTNERS, L.P.

                                By: /s/ Edward L. Cahill
                                ------------------------------------
                                    Edward L. Cahill, General Partner


                                By: /s/ David L. Warnock
                                ------------------------------------
                                    David L. Warnock, General Partner


                                STRATEGIC ASSOCIATES, L.P.

                                By: Cahill, Warnock & Co., LLC, its
                                sole General Partner

                                     By: /s/ Edward L. Cahill
                                     -------------------------------
                                         Edward L. Cahill, Member

                                     By: /s/ David L. Warnock
                                     -------------------------------
                                         David L. Warnock, Member

                                CAHILL, WARNOCK & CO., LLC

                                By: /s/ Edward L. Cahill
                                ------------------------------------
                                       Edward L. Cahill, Member


                                By: /s/ David L. Warnock
                                ------------------------------------
                                       David L. Warnock, Member



                                                                       Exhibit 2
                               FIRST AMENDMENT TO
                    CONVERTIBLE DEBENTURE PURCHASE AGREEMENT
                                       AND
                              CONVERTIBLE DEBENTURE

         THIS FIRST AMENDMENT TO CONVERTIBLE DEBENTURE PURCHASE AGREEMENT AND CONVERTIBLE DEBENTURE (this "Amendment") is made as of May 30, 1997, between The Right Start, Inc., a California corporation (the "Company") and Cahill Warnock Strategic Partners Fund, L.P., a Delaware limited partnership (the "Purchaser").

                                    RECITALS:

         A. The Company and the Purchaser entered into that certain Convertible Debenture Purchase Agreement dated as of October 11, 1996 (the "Agreement") providing for the sale by the Company to the Purchaser of the Company's Convertible Debenture dated October 11, 1996 (the "Debenture"). All capitalized terms used, and not otherwise defined, in this Amendment shall have the meanings set forth in the Agreement and the Debenture;

         B. The Company issued the Debenture to the Purchaser on October 11, 1996; and

         C. The Company and the Purchaser desire to amend the Agreement and the Debenture as set forth below for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged.

         Accordingly, the parties hereby agree to amend and modify the Agreement and to restate the Debenture as set forth below:

         1. The last sentence of Section 2.01 of the Agreement shall be amended to read in its entirety as follows:

                  "The Debenture from and after the effectiveness of the First Amendment to this Agreement dated as of May 30, 1997, shall have a conversion price of $4.00 per share of Common Stock, subject to adjustment in certain circumstances."

         2. Section 5.01 of the Agreement shall be amended by adding the following provision at the end of such section:

                           "(l) Change of Control. If at any time there is a Change of Control of the Company then the Company shall, immediately following the occurrence of any such event, send a notice to Purchaser offering to repurchase the Debenture (or at each Purchaser's option, any portion thereof) at the par amount thereof, plus interest accrued and unpaid on the Debenture to the date of such repurchase. If the Purchaser desires to accept such offer in whole or in part, the Purchaser must advise the Company of such acceptance within 30 days of the date of receiving such notice. The Company shall then repurchase the Debenture or portion thereof so tendered for repurchase by the Purchaser by paying the purchase price to the Purchaser (or any person or persons designated by the Purchaser in such acceptance notice), in immediately available funds, within five days of the Company's receipt of the Purchaser's acceptance notice. For purposes of this covenant (1), "Change of Control" shall mean an event or series of events by which (1) Kayne Anderson ceases to beneficially own (as beneficial ownership is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and control, directly or indirectly, at least twenty-five percent (25%) of the issued and outstanding shares of each class of capital stock of the Company entitled (without regard to the occurrence of any contingency) to vote for the election of a majority of the members of the board of directors of the Company; (2) any person or group (as defined in Rule 13d-1 of the Exchange Act), other than a group which includes Kayne Anderson, who obtains beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) or control of a majority of the securities of the Company ordinarily having the right to vote in the election of directors; (3) during any two year period commencing on the date hereof, individuals who at the beginning of such period constituted the Board of Directors cease for any reason to constitute a majority of the Board of Directors; (4) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Company; (5) the merger or consolidation of the Company with another corporation with the effect that immediately after such transaction any beneficial owner of the Company shall have become the beneficial owner of securities of the corporation surviving such merger or consolidation representing a majority of the combined voting power of the outstanding securities of the surviving corporation ordinarily having the right to vote in the election of directors; or (6) the adoption of a plan leading to the liquidation or dissolution of the Company. For purposes of this covenant (1), "Kayne Anderson" means Kayne Anderson Investment Management, Inc., KAIM Non-Traditional, L.P., Kayne Anderson Non-Traditional Investments, L.P., Kayne Anderson Offshore Limited, ARBCO Associates, L.P., Offense Group Associates, L.P., and Opportunity Associates, L.P. and each of their affiliates."

         3. On the date hereof, the Debenture as issued shall be canceled and the Company shall deliver to the Purchaser a replacement debenture identical in all respects to the Debenture, except that Section 2.1 of the Debenture shall have been amended to read in its entirety as follows:

                  "2.1. Right of Conversion. Subject to and in compliance with the provisions of this Section 2, the Holder shall have the right, at the Holder's option, at any time, and before the date on which the entire principal amount hereof, all accrued and unpaid interest hereon, and all other amounts payable to the Holder hereunder or under the Purchase Agreement have been paid in full (the "Expiration Date"), to convert the principal amount of this Convertible Debenture, or any portion thereof, into the number of fully paid and nonassessable shares of Common Stock, no par value, of the Company determined by dividing the principal amount so converted by the purchase price per share of $4.00, as adjusted from time to time as hereinafter provided (the "Conversion Price")."

         4. The Agreement shall remain in full force and effect as amended hereby and all parties hereto hereby ratify and affirm the Agreement as so amended.

         5. Two or more duplicate originals of this Amendment may be signed by the parties, each of which shall be an original but all of which together shall constitute one and the same original.

         6. This Amendment, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of Delaware (excluding the choice of law rules thereof).

         IN WITNESS WHEREOF, this Amendment is executed as of the day and year first above written.

                                  THE RIGHT START, INC.


                                  By: /s/ Jerry R. Welch
                                      ------------------------------
                                         Jerry R. Welch
                                         President and Chief Executive Officer



                                  CAHILL, WARNOCK STRATEGIC PARTNERS FUND, L.P.

                                  By: Cahill, Warnock Strategic Partners, L.P., its general partner


                                  By: /s/ David L. Warnock
                                      -----------------------------




                                                                       Exhibit 3
                               FIRST AMENDMENT TO
                    CONVERTIBLE DEBENTURE PURCHASE AGREEMENT
                                       AND
                              CONVERTIBLE DEBENTURE

         THIS FIRST AMENDMENT TO CONVERTIBLE DEBENTURE PURCHASE AGREEMENT AND CONVERTIBLE DEBENTURE (this "Amendment") is made as of May 30, 1997, between The Right Start, Inc., a California corporation (the "Company") and Strategic Associates, L.P., a Delaware limited partnership (the "Purchaser").

                                    RECITALS:

         A. The Company and the Purchaser entered into that certain Convertible Debenture Purchase Agreement dated as of October 11, 1996 (the "Agreement") providing for the sale by the Company to the Purchaser of the Company's Convertible Debenture dated October 11, 1996 (the "Debenture"). All capitalized terms used, and not otherwise defined, in this Amendment shall have the meanings set forth in the Agreement;

         B. The Company issued the Debenture to the Purchaser on October 11, 1996; and

         C. The Company and the Purchaser desire to amend the Agreement and the Debenture as set forth below for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged.

         Accordingly, the parties hereby agree to amend and modify the Agreement and to restate the Debenture as set forth below:

         1. The last sentence of Section 2.01 of the Agreement shall be amended to read in its entirety as follows:

                  "The Debenture from and after the effectiveness of the First Amendment to this Agreement dated as of May 30, 1997, shall have a conversion price of $4.00 per share of Common Stock, subject to adjustment in certain circumstances."

         2. Section 5.01 of the Agreement shall be amended by adding the following provision at the end of such section:

                           "(l)  Change of  Control.  If at any time  there is a
         Change of Control of the Company then the Company shall, immediately following the occurrence of any such event, send a notice to Purchaser offering to repurchase the Debenture (or at each Purchaser's option, any portion thereof) at the par amount thereof, plus interest accrued and unpaid on the Debenture to the date of such repurchase. If the Purchaser desires to accept such offer in whole or in part, the Purchaser must advise the Company of such acceptance within 30 days of the date of receiving such notice. The Company shall then repurchase the Debenture or portion thereof so tendered for repurchase by the Purchaser by paying the purchase price to the Purchaser (or any person or persons designated by the Purchaser in such acceptance notice), in immediately available funds, within five days of the Company's receipt of the Purchaser's acceptance notice. For purposes of this covenant
         (1), "Change of Control" shall mean an event or series of events by which (1) Kayne Anderson ceases to beneficially own (as beneficial ownership is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and control, directly or indirectly, at least twenty-five percent (25%) of the issued and outstanding shares of each class of capital stock of the Company entitled (without regard to the occurrence of any contingency) to vote for the election of a majority of the members of the board of directors of the Company; (2) any person or group (as defined in Rule 13d-1 of the Exchange Act), other than a group which includes Kayne Anderson, who obtains beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) or control of a majority of the securities of the Company ordinarily having the right to vote in the election of directors; (3) during any two year period commencing on the date hereof, individuals who at the beginning of such period constituted the Board of Directors cease for any reason to constitute a majority of the Board of
         Directors; (4) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Company; (5) the merger or consolidation of the Company with another corporation with the effect that immediately after such transaction any beneficial owner of the Company shall have become the beneficial owner of securities of the corporation surviving such merger or consolidation representing a majority of the combined voting power of the outstanding securities of the surviving corporation ordinarily having the right to vote in the election of directors; or (6) the adoption of a plan leading to the liquidation or dissolution of the Company. For purposes of this covenant (1), "Kayne Anderson" means Kayne Anderson Investment Management, Inc., KAIM Non-Traditional, L.P., Kayne Anderson Non-Traditional Investments, L.P., Kayne Anderson Offshore Limited, ARBCO Associates, L.P., Offense Group Associates, L.P., and Opportunity Associates, L.P. and each of their affiliates."

         3. On the date hereof, the Debenture as issued shall be canceled and the Company shall deliver to the Purchaser a replacement debenture identical in all respects to the Debenture, except that Section 2.1 of the Debenture shall have been amended to read in its entirety as follows:

                  "2.1. Right of Conversion. Subject to and in compliance with the provisions of this Section 2, the Holder shall have the right, at the Holder's option, at any time, and before the date on which the entire principal amount hereof, all accrued and unpaid interest hereon, and all other amounts payable to the Holder hereunder or under the Purchase Agreement have been paid in full (the "Expiration Date"), to convert the principal amount of this Convertible Debenture, or any portion thereof, into the number of fully paid and nonassessable shares of Common Stock, no par value, of the Company determined by dividing the principal amount so converted by the purchase price per share of $4.00, as adjusted from time to time as hereinafter provided (the "Conversion Price")."

         4. The Agreement shall remain in full force and effect as amended hereby and all parties hereto hereby ratify and affirm the Agreement as so amended.

         5. Two or more duplicate originals of this Amendment may be signed by the parties, each of which shall be an original but all of which together shall constitute one and the same original.

         6. This Amendment, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of Delaware (excluding the choice of law rules thereof).

         IN WITNESS WHEREOF, this Amendment is executed as of the day and year first above written.

                                THE RIGHT START, INC.


                                   By: /s/ Jerry R. Welch
                                       -----------------------------------------
                                           Jerry R. Welch
                                           President and Chief Executive Officer



                                STRATEGIC ASSOCIATES, L.P.

                                By:    Cahill, Warnock & Company, LLC,
                                       its general partner


                                   By: /s/ David Warnock
                                       -----------------------------------------
                                       David Warnock